Exhibit 99.3

ADC Therapeutics Reports Third Quarter 2020 Financial Results and Provides Recent Business Highlights

-	Submitted BLA for lead program, Lonca, for treatment of relapsed or refractory DLBCL on September 21, 2020

-	Commercial launch activities on track for potential U.S. launch of Lonca in mid-2021

-	Initiated Phase 3 confirmatory trial of Lonca in combination with rituximab in second-line DLBCL

-	Strong balance sheet with $494 million in cash and cash equivalents as of September 30, 2020 after completing an upsized follow-on public offering in September 2020

-	Company to host conference call today at 8:30 a.m. ET

Lausanne, Switzerland, November 12, 2020 – ADC Therapeutics SA (NYSE: ADCT), a late clinical-stage oncology-focused biotechnology company pioneering the development and commercialization of highly potent and targeted antibody drug conjugates (ADCs) for patients with hematological malignancies and solid tumors, today reported financial results for the third quarter ended September 30, 2020 and provided recent business highlights.

“The third quarter was one of tremendous execution as we prepare for the U.S. launch of our first drug, Lonca, for the treatment of relapsed or refractory diffuse large B-cell lymphoma,” said Chris Martin, Chief Executive Officer of ADC Therapeutics. “We have submitted our Biologics License Application to the U.S. Food and Drug Administration and are now working diligently to prepare for a planned commercial launch in mid-2021, including U.S. organizational build-out, the establishment of U.S. operations to ensure distribution, access and reimbursement of Lonca, and significant appropriate physician engagement. In addition to our commercial preparations, we are expanding our Lonca development activities, having initiated our Phase 3 LOTIS 5 clinical trial evaluating Lonca in combination with rituximab as a second-line therapy in DLBCL and are preparing to initiate our Phase 2 trial of Lonca in follicular lymphoma next year.”

Dr. Martin continued, “Across our Cami programs, we have now enrolled more than half of the 100-patient pivotal Phase 2 trial in Hodgkin lymphoma and continue to see promising preliminary data from our Phase 1b trial in solid tumors that show robust immune activity following treatment, as well as recently published preclinical data highlighting the anti-tumor activity of CD25-targeted antibody drug conjugates. With these promising data, we expanded our Phase 1b trial to evaluate Cami in combination with pembrolizumab to better understand its potential as both a monotherapy and in combination and have dosed the first patient in the combination arm. To support these exciting developments and ensure continued growth across our pipeline, we completed an upsized public offering in September. With these additional funds, we look forward to continuing to deliver on our vision to bring transformative therapies to cancer patients as quickly and effectively as possible.”

Recent Clinical and Business Highlights:

•	Submitted a BLA to the FDA for Lonca for treatment of relapsed or refractory DLBCL: On September 21, 2020, the Company announced the submission of a Biologics License Application (BLA) to the U.S. Food and Drug Administration (FDA) for Lonca for the treatment of patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL). The submission is based on data from LOTIS 2, a pivotal Phase 2 multi-center, open-label, single-arm clinical trial evaluating the efficacy and safety of Lonca in patients with relapsed or refractory DLBCL following two or more lines of prior systemic therapy.

•	Opened Phase 3 LOTIS 5 clinical trial of Lonca in combination with rituximab for enrollment: This Phase 3 confirmatory trial will evaluate the efficacy of Lonca in combination with rituximab in patients with relapsed or refractory DLBCL who are not eligible for autologous stem cell transplant (ASCT). The trial will evaluate the safety and efficacy of Lonca in combination with rituximab versus standard immunochemotherapy, and the primary endpoint will be progression-free survival. LOTIS 5 is designed to fulfill the Company’s post-marketing requirement to the FDA for full approval, if accelerated approval is received for relapsed or refractory DLBCL, and is intended to support a supplemental Biologics License Application (sBLA) for Lonca as a second-line therapy for patients with DLBCL who have relapsed or refractory disease following at least one multi-agent systemic treatment regimen.

•	Actively enrolling patients in the pivotal Phase 2 portion of LOTIS 3 clinical trial of Lonca in combination with ibrutinib: Enrollment continues in the pivotal Phase 2 portion of LOTIS 3, a 161-patient Phase 1/2 clinical trial of Lonca in combination with ibrutinib, which is being evaluated in patients with relapsed or refractory DLBCL or mantle cell lymphoma (MCL). The first patient was dosed in the pivotal Phase 2 portion of this trial in July 2020.

•	Planning to initiate a pivotal Phase 2 clinical trial of Lonca in follicular lymphoma (FL) in H1 2021: The Company continues to consider rapid expansion opportunities for Lonca across other non-Hodgkin lymphoma indications. Following consultation with the FDA, the Company plans to initiate a pivotal Phase 2 trial to evaluate the safety and efficacy of Lonca in patients with relapsed or refractory FL.

•	Dosed first patient in Phase 1b clinical trial of Cami in combination with pembrolizumab for treatment of solid tumors: Earlier this month, the Company announced that the first patient was dosed with Cami in combination with pembrolizumab, a checkpoint inhibitor, in an ongoing Phase 1b trial in patients with selected advanced solid tumors. Based on preclinical data and initial pharmacodynamic data from the Phase 1b monotherapy trial, the Company has expanded the Phase 1b trial to evaluate the safety, tolerability, pharmacokinetics and antitumor activity of Cami in combination with pembrolizumab in select solid tumors. Pharmacokinetic and biomarker data from the Phase 1b trial were presented at the European Society for Medical Oncology (ESMO) Virtual Congress 2020, and preclinical data were published in the Journal for ImmunoTherapy of Cancer.

•	Announced multiple abstracts accepted for presentation at ASH: The Company announced earlier in November that six clinical abstracts and two preclinical abstracts have been accepted for presentation at the 62nd American Society of Hematology (ASH) Annual Meeting, including an oral presentation of Cami Phase 2 data in Hodgkin lymphoma (HL) and poster presentations of Lonca subgroup data from the pivotal Phase 2 LOTIS 2 trial in relapsed or refractory DLBCL and the Phase 1b pivotal trial of Lonca combined with ibrutinib in relapsed or refractory DLBCL and MCL.

•	Amended 2013 collaboration and license agreement with Genmab for Cami: In October 2020, the Company and Genmab agreed to amend their original 2013 agreement to allow the Company to continue the development and commercialization of Cami. Under the amendment, Genmab agreed, among other things, to convert its economic interest into a mid-to-high single-digit royalty on net sales.

•	Completed upsized public offering: In September 2020, the Company completed an upsized public offering of 6,000,000 common shares at a price of $34.00 per share. Gross proceeds from the public offering, before deducting underwriting discounts and commissions and offering expenses payable by the Company, were approximately $204 million.

Anticipated Upcoming Milestones:

•	FDA feedback on BLA submission for Lonca for the treatment of patients with relapsed or refractory DLBCL.

•	Initiation of a pivotal Phase 2 trial of Lonca in relapsed refractory FL in the first half of 2021.

•	Reporting of interim results from the pivotal Phase 2 trial of Cami in HL in the first half of 2021.

•	Potential FDA approval and launch of Lonca in mid-2021.

Third Quarter 2020 Financial Results

Cash and Cash Equivalents

Cash and cash equivalents were $494.4 million as of September 30, 2020, compared to $115.6 million as of December 31, 2019.

Research and Development (R&D) Expenses

R&D expenses were $32.2 million for the quarter ended September 30, 2020, compared to $30.5 million for the same quarter in 2019. The increase was primarily due to increased share-based compensation expense.

General and Administrative (G&A) Expenses

G&A expenses were $20.3 million for the quarter ended September 30, 2020, compared to $2.3 million for the same quarter in 2019. The increase was primarily due to an increased number of Commercial employees, increased costs due to new commercial activities and increased share-based compensation expense.

Net Loss and Adjusted Net Loss

Net loss was $20.3 million, or a net loss of $0.29 per basic and diluted share, for the quarter ended September 30, 2020, compared to $31.3 million, or a net loss of $0.62 per basic and diluted share, for the same quarter in 2019. The net loss for the quarter ended September 30, 2020 includes a $33.9 million non-cash gain related to the changes in fair value of derivatives associated with the convertible loans under the Convertible Credit Facility with Deerfield. The decrease in fair value was driven by the decrease in the Company’s share price from June 30, 2020. In addition, net loss included share-based compensation expense of $11.0 million for the quarter ended September 30, 2020, compared to $0.2 million for the same quarter in 2019.

Adjusted net loss was $41.3 million, or an adjusted net loss of $0.58 per basic and diluted share, for the quarter ended September 30, 2020, compared to $31.1 million, or an adjusted net loss of $0.62 per basic and diluted share, for the same quarter in 2019. The increase in adjusted net loss was primarily driven by higher employee headcount across the organization and costs associated with the build out of the Company’s commercial organization in preparation for the anticipated launch of Lonca in 2021.

Conference Call Details

ADC Therapeutics management will host a conference call and live audio webcast to discuss third quarter 2020 financial results and provide a company update today at 8:30 a.m. Eastern Time. To access the call, please dial +41 225 675632 (international) or (833) 249-8403 (U.S.). A live webcast of the presentation will be available on the Investors section of the ADC Therapeutics website at www.ir.adctherapeutics.com. The archived webcast will be available after the completion of the event.

About ADC Therapeutics

ADC Therapeutics SA (NYSE:ADCT) is a late clinical-stage oncology-focused biotechnology company pioneering the development and commercialization of highly potent and targeted antibody drug conjugates (ADCs) for patients with hematological malignancies and solid tumors. The Company develops ADCs by applying its decades of experience in this field and using next-generation pyrrolobenzodiazepine (PBD) technology to which ADC Therapeutics has proprietary rights for its targets. Strategic target selection for PBD-based ADCs and substantial investment in early clinical development have enabled ADC Therapeutics to build a deep clinical and research pipeline of therapies for the treatment of hematological and solid tumor cancers. The Company has multiple PBD-based ADCs in ongoing clinical trials, ranging from first in human to confirmatory Phase 3 clinical trials, in the USA and Europe, and numerous preclinical ADCs in development.

Loncastuximab tesirine (Lonca, formerly ADCT-402), the Company’s lead product candidate, has been evaluated in a 145-patient pivotal Phase 2 clinical trial for the treatment of relapsed or refractory diffuse large B-cell lymphoma (DLBCL) that showed a 48.3% overall response rate (ORR), which exceeded the target primary endpoint. In September 2020, ADC Therapeutics submitted a Biologics License Application to the U.S. Food and Drug Administration seeking accelerated approval for Lonca for the treatment of patients with relapsed or refractory DLBCL. Camidanlumab tesirine (Cami, formerly ADCT-301), the Company’s second lead product candidate, is being evaluated in a 100-patient pivotal Phase 2 clinical trial for the treatment of relapsed or refractory Hodgkin lymphoma (HL) after having shown in a Phase 1 clinical trial an 86.5% ORR in HL patients at the dose selected for Phase 2. The Company is also evaluating Cami as a novel immuno-oncology approach for the treatment of various advanced solid tumors.

ADC Therapeutics is based in Lausanne (Biopôle), Switzerland and has operations in London, the San Francisco Bay Area and New Jersey. For more information, please visit https://adctherapeutics.com/ and follow the Company on Twitter and LinkedIn.

Use of Non-IFRS Financial Measures

In addition to financial information prepared in accordance with IFRS, this document also contains certain non-IFRS financial measures based on management’s view of performance including:

•	Adjusted net loss

•	Adjusted net loss per share

Management uses such measures internally when monitoring and evaluating our operational performance, generating future operating plans and making strategic decisions regarding the allocation of capital. We believe that these adjusted financial measures provide useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and facilitate operating performance comparability across both past and future reporting periods. These non-IFRS measures have limitations as financial measures and should be considered in addition to, and not in isolation or as a substitute for, the information prepared in accordance with IFRS. When preparing these supplemental non-IFRS measures, management typically excludes certain IFRS items that management does not believe are indicative of our ongoing operating performance. Furthermore, management does not consider these IFRS items to be normal, recurring cash or non-cash operating expenses; however, these items may not meet the IFRS definition of unusual or non-recurring items. Since non-IFRS financial measures do not have standardized definitions and meanings, they may differ from the non-IFRS financial measures used by other companies, which reduces their usefulness as comparative financial measures. Because of these limitations, you should consider these adjusted financial measures alongside other IFRS financial measures.

The following items are excluded from adjusted net loss and adjusted net loss per share:

Shared-Based Compensation Expense: We exclude share-based compensation from our adjusted financial measures because share-based compensation expense, which is non-cash, fluctuates from period to period based on factors that are not within our control, such as our stock price on the dates share-based grants are issued. Share-based compensation has been, and will continue to be for the foreseeable future, a recurring expense in our business and an important part of our compensation strategy.

Certain Other Items: We exclude certain other significant items that may occur occasionally and are not normal, recurring operating expenses, cash or non-cash, from our adjusted financial measures. Such items are evaluated by management on an individual basis based on both quantitative and qualitative aspects of their nature and generally represent items that, either as a result of their nature or significance, management would not anticipate occurring as part of our normal business on a regular basis. While not all-inclusive, examples of certain other significant items excluded from our adjusted financial measures would be: changes in the fair value of derivatives, and the effective interest expense, associated with the Convertible Credit Facility with Deerfield, as well as transaction costs associated with debt or equity issuances that are expensed pursuant to IFRS.

See the attached Reconciliation of IFRS Measures to Non-IFRS Measures for explanations of the amounts excluded and included to arrive at the non-IFRS financial measures for the three- and nine-month periods ended September 30, 2020 and 2019.

Forward-Looking Statements

This press release contains statements that constitute forward-looking statements. All statements other than statements of historical facts contained in this press release, including statements regarding our future results of operations and financial position, business strategy, product candidates, research pipeline, ongoing and planned preclinical studies and clinical trials, regulatory submissions and approvals, research and development costs, timing and likelihood of success, as well as plans and objectives of management for future operations, are forward-looking statements. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including those described in our filings with the U.S. Securities and Exchange Commission. No assurance can be given that such future results will be achieved. Such forward-looking statements contained in this document speak only as of the date of this press release. We expressly disclaim any obligation or undertaking to update these forward-looking statements contained in this press release to reflect any change in our expectations or any change in events, conditions, or circumstances on which such statements are based unless required to do so by applicable law. No representations or warranties (expressed or implied) are made about the accuracy of any such forward-looking statements.

CONTACTS:

Investors
Amanda Hamilton
ADC Therapeutics

amanda.hamilton@adctherapeutics.com

Tel.: +1 917-288-7023

EU Media
Alexandre Müller
Dynamics Group
amu@dynamicsgroup.ch
Tel: +41 (0) 43 268 3231

USA Media
Annie Starr
6 Degrees
astarr@6degreespr.com
Tel.: +1 973-415-8838

ADC Therapeutics SA

Condensed Consolidated Interim Statement of Operations (Unaudited)

(in KUSD except for share and per share data)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2020	2019	2020	2019
Contract revenue	-	-	-	2,340

Operating expense
Research and development	(32,155)	(30,541)	(93,480)	(77,113)
General and administrative	(20,273)	(2,302)	(47,782)	(8,894)
Total operating expense	(52,428)	(32,843)	(141,262)	(86,007)
Loss from operations	(52,428)	(32,843)	(141,262)	(83,667)

Other income (expense)
Other income	145	1,433	423	1,433
Convertible loans, derivatives, change in fair value income (expense)	33,868	-	(45,393)	-
Convertible loans, first tranche, derivative, transaction costs	-	-	(1,571)	-
Financial income	163	729	732	2,035
Financial expense	(1,940)	(32)	(2,879)	(105)
Exchange differences	(139)	(360)	(210)	(428)
Total other income (expense)	32,097	1,770	(48,898)	2,935
Loss before taxes	(20,331)	(31,073)	(190,160)	(80,732)
Income tax benefit (expense)	3	(268)	(201)	(467)
Net loss	(20,328)	(31,341)	(190,361)	(81,199)

Net loss attributable to:
Owners of the parent	(20,328)	(31,341)	(190,361)	(81,199)

Net loss per share, basic and diluted	(0.29)	(0.62)	(3.09)	(1.68)

ADC Therapeutics SA

Condensed Consolidated Interim Balance Sheet (Unaudited)
(in KUSD)

	September 30,	December 31,
	2020	2019
ASSETS
Current assets
Cash and cash equivalents	494,416	115,551
Other current assets	12,003	7,055
Total current assets	506,419	122,606
Non-current assets
Property, plant and equipment	1,502	1,376
Right-of-use assets	3,402	4,898
Intangible assets	9,814	8,434
Other long-term assets	389	368
Total non-current assets	15,107	15,076
Total assets	521,526	137,682

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	6,146	3,329
Other current liabilities	22,633	15,430
Lease liabilities, short-term	1,051	1,132
Current income tax payable	91	52
Convertible loans, short-term	2,642	-
Total current liabilities	32,563	19,943
Non-current liabilities
Convertible loans, long-term	33,788	-
Convertible loans, derivatives	73,190	-
Lease liabilities, long-term	2,605	3,899
Defined benefit pension liabilities	3,113	2,684
Other non-current liabilities	208	-
Total non-current liabilities	112,904	6,583
Total liabilities	145,467	26,526

Equity attributable to owners of the parent
Share capital	6,314	4,361
Share premium	981,032	549,922
Treasury shares	(4)	(100)
Other reserves	27,642	5,473
Cumulative translation adjustment	5	69
Accumulated losses	(638,930)	(448,569)
Total equity attributable to owners of the parent	376,059	111,156
Total liabilities and equity	521,526	137,682

ADC Therapeutics SA

Reconciliation of IFRS Measures to Non-IFRS Measures (Unaudited)

(in KUSD except for share and per share data)

	Three months ended September 30,		Nine months ended September 30,
in KUSD (except for share and per share data)	2020	2019	2020	2019
Net loss	(20,328)	(31,341)	(190,361)	(81,199)
Adjustments:
Share-based compensation expense (i)	10,988	216	27,512	356
Convertible loans, derivatives, change in fair value (income) expense (ii)	(33,868)	-	45,393	-
Convertible loans, first tranche, derivative, transaction costs (iii)	-	-	1,571	-
Effective interest expense (iv)	1,913	-	2,781	-
Adjusted net loss	(41,295)	(31,125)	(113,104)	(80,843)

Net loss per share, basic and diluted	(0.29)	(0.62)	(3.09)	(1.68)
Adjustment to net loss per share, basic and diluted	(0.29)	-	1.25	0.01
Adjusted net loss per share, basic and diluted	(0.58)	(0.62)	(1.84)	(1.67)
Weighted average shares outstanding, basic and diluted	70,914,300	50,626,246	61,613,177	48,448,085

(i) Share-based compensation expense represents the cost of equity awards issued to our directors, management and employees. The fair value of awards is computed at the time the award is granted and is recognized over the vesting period of the award by a charge to the income statement and a corresponding increase in other reserves within equity. These accounting entries have no cash impact.

(ii) Change in the fair value of the convertible loan derivatives results from the valuation at the end of each accounting period of the derivatives associated with the convertible loans, as explained in note 11 “Convertible notes” to the unaudited condensed consolidated interim financial statements. There are several inputs to these valuations, but those most likely to provoke significant changes in the valuations are changes in the value of the underlying instrument (i.e., changes in the price of our common shares) and changes in expected volatility in that price. Any change in the estimated probability of the regulatory approval of Lonca would directly affect the valuation related to the second tranche. These accounting entries have no cash impact.

(iii) The transaction costs allocated to the convertible loan first tranche derivative represent actual costs. These are not expected to recur on an ongoing basis.

(iv) Effective interest expense relates to the increase in the value of our convertible loan in accordance with the effective interest method. As the initial value of the loan is recorded net of the value of the embedded derivative, the increase in the loan value necessary to attain the amount necessary to fund the cash outflows of interest payments, repayment of capital and exit fee is considerably higher than the payments of interest at coupon rate and of the exit fee.